                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)

                                The Bibb Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   088667-10-0
              -----------------------------------------------------
                                 (CUSIP Number)


                                Buford H. Ortale
                        104 Woodmont Boulevard, Ste. 200
                               Nashville, TN 37205
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  088667-10-0           SCHEDULE 13D
         ---------------------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

              Buford H. Ortale (SSN: ###-##-####)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                00,WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

              USA
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of
                               1,016,160 (See Item 5)
  Shares               --------------------------------------------------------
                       (8)     Shared Voting Power
 Beneficially

  Owned by             --------------------------------------------------------
                       (9)     Sole Dispositive Power
    Each
                               1,016,160 (See Item 5)
  Reporting            --------------------------------------------------------
                       (10)    Shared Dispositive Power
 Person With

                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,016,160 (See Item 5)
          ---------------------------------------------------------------------
 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [ ]


          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row 9

          10.1%
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person

          IN
          ---------------------------------------------------------------------

         ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of The Bibb Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Galleria Parkway, 17th Floor, Atlanta, Georgia 30339.


         ITEM 2.  IDENTITY AND BACKGROUND.

         (a)   The reporting person is Buford H. Ortale ("Ortale").

         (b) The principal business address of Ortale is 104 Woodmont Boulevard, Suite 200, Nashville, Tennessee 37205.

         (c) Ortale's principal business is private investment.

         (d) and (e) During the last five years, Ortale has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Ortale is a citizen of the United States.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

               On July 31, 1997, September 15, 1997 and November 4, 1997, Ortale purchased 50,000, 50,000 and 25,000 shares of Common Stock, at per share prices of $7.05, $7.40 and $7.00, respectively. On September 23, 1997 and September 24, 1997, Sewanee Partners, II, L.P. (the "Partnership"), an investment partnership the general partner of which is an entity controlled by Ortale, purchased 17,000 and 75,367 shares of Common Stock, respectively, at $7.50 per share. On November 22, 1997 and November 14, 1997 the Ortale Family Foundation (the "Foundation"), for which Mr. Ortale serves as trustee, purchased 10,000 shares and 5,000 shares of Common Stock, at $7.88 and $7.00 per share, respectively. On November 18, 1997, Ortale acquired 3,000 shares of Common Stock at a per share price of $6.75 as custodian for his minor children. The source of funds for such purchases were personal funds in the case of Ortale (for himself and his minor children) and working capital in the case of the Partnership and the Foundation.

         ITEM 4.  PURPOSE OF TRANSACTION.

         The Common Stock presently beneficially owned by Ortale was acquired for investment purposes. From time to time, Ortale may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions, or otherwise. Ortale has no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


         ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) and (b) The shares beneficially owned by Ortale are set forth in the table below.


                                                                                            Shared
                                                                       Sole Voting          Voting
                                                                        Power and         Power and
                                                        % of             Power to          Power to
       Total Shares Beneficially Owned(1)             Class(2)           Dispose           Dispose
       ----------------------------------             --------           -------           -------
                   1,016,160                            10.1%           1,016,160             0

               ----------
               (1) Within the meaning of Rule 13d-3, as amended.
               (2) As computed pursuant to Rule 13d-3(d)(1)(i) and based on
                   10,061,576 shares of Common Stock of the Company outstanding.

       (c) Except as reported herein, Ortale has not purchased or sold any shares of Common Stock during the past 60 days.

         Paragraphs (d) and (e) of Item 5 are inapplicable.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                                     /s/ BUFORD H. ORTALE
                                                     ---------------------------
                                                      Buford H. Ortale

Date:     November 19, 1997